UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2014 and 2013

Plan Number: 006

Plan Sponsor EIN: 06-0383860

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Years Ended December 31, 2014 and 2013

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

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Report of Independent Registered Public Accounting Firm

Benefits Administration Committee – UIL Holdings Corporation
Connecticut Natural Gas Corporation Union Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 17 and 18 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

June 17, 2015
Shelton, Connecticut

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2014	2013

Assets
Investments, at fair value	$40,383,907	$40,012,171
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	307,198	255,637
Total investments	40,691,105	40,267,808

Receivables:
Notes receivable from participants	1,009,033	951,820
Employer's contributions	26,067	12,266
Participants' contributions	50,887	24,865
Total receivables	1,085,987	988,951

Net assets reflecting all investments at fair value	41,777,092	41,256,759

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(67,674)	(65,016)

Net assets available for Plan benefits	$41,709,418	$41,191,743

See notes to financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2014
Additions
Investment income:
Interest and dividend income	$1,008,269
Net appreciation in fair value of investments	1,536,624
2,544,893

Net appreciation in fair value of the Plan's interest in UIL Holdings Corporation Master Trust	34,584

Interest income on notes receivable from participants	42,305

Contributions:
Employer contributions	688,528
Employee contributions	1,336,861
Rollover contributions	11,528
Miscellaneous	961
2,037,878

Total additions	4,659,660

Deductions
Payment of benefits	4,141,625
Miscellaneous	360
Total deductions	4,141,985

Net increase	517,675

Net assets available for Plan benefits:
Beginning of year	41,191,743
End of year	$41,709,418

See notes to financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

1.	Description of Plan:

The following brief description  provides general information of the Connecticut Natural Gas Corporation Union Employee Savings Plan (the Plan), sponsored by the Connecticut Natural Gas Corporation (the Company), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation (UIL Holdings).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the Code).  The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement.

The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL Holdings’ common stock.

CNG Hartford Union employees are eligible to begin making contributions to the Plan in the first payroll period beginning on or after the first day of the month following their date of employment and upon attaining age 21.  Employer matching contributions commence after the later of one year of service or 1,000 hours worked in a plan year and upon attaining age 21.  CNG Greenwich Union employees are eligible to begin making contributions to the Plan in the first payroll period beginning on or after the first day of the month following their date of employment.  CNG Greenwich Union employees hired after January 1, 2015, are entitled to begin receiving matching contributions as soon as they began making employee contributions.

Contributions:

Participant:  Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis and up to 10% or between 1% and 50% (depending on which union the participant belongs to) of eligible compensation on an after-tax basis as savings contributions to their accounts during each year, subject to limitations of the Code as defined.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code.  The maximum additional contribution was $5,500 in 2014 and 2013.  Catch-up contributions are not eligible for employer matching contributions.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Employer:  The matching contribution for participants is dependent on age or years of continuous service as shown below:

Years of Continuous Service	Or	Age	Maximum Company Contribution

20 or more		45 or more	4.5% of compensation
10 but less than 20		35 but less than 45	3% of compensation
Less than 10		Under 35	2% of compensation

The matching for participants subject to the collective bargaining agreement between the Company and the employees in CIUW Local 12924 (Hartford Union) that were hired on or after December 1, 2009 are contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 (Greenwich Union) who have either attained 30 years of service or age 50 is up to 6% of eligible compensation.  The matching for participants subject to the collective bargaining agreement between the Company and its UWUA Local 380 that were hired on or after April 1, 2011 is contributions of 150% of the participant’s deferral up to a maximum of 6% of their compensation.

Effective April 1, 2012, participants may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Holdings Corporation Stock Fund.

Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

Dividends paid on UIL Holdings’ common stock:

Dividends paid on UIL Holdings’ common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An ESOP Account is separately

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

maintained for each participant to record the number of shares owned by that participant through the Plan.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions upon entering the Plan.  During 2014 and 2013, there were no forfeitures used to reduce Company matching contributions. At December 31, 2014 and 2013, forfeited nonvested accounts were $1,380 and $565, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts, excluding Company matching contributions.  Vesting in the Company’s contributions is based on years of continuous service.  The Company contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant’s vested account balance or $50,000 less the highest outstanding loan balance in the prior twelve months.  Loan terms range from 1 to 5 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions.  The loans outstanding at December 31, 2014 have maturity dates through October 20, 2028, and bear interest rates ranging from 4.25% to 9.25%.

Payment of benefits:

Upon termination of service, a participant will receive a lump sum equal to the value of the participant’s vested interest in the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.  The Plan allows Hartford Union participants to withdraw a portion, or all of the vested contributions in their account at age 59 ½.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of mutual funds, shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the VRST are valued at the net asset value, the underlying investments of which are valued at contract value.  The UIL Holdings MT consists of cash and UIL Holdings common stock, which is valued at closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.  Delinquent participant loans are reclassified as distributions based on terms of the Plan document.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

UIL Holdings MT - The fair value of the UIL Holdings MT is based on quoted market prices of UIL Holdings’ common stock.  The UIL Holdings MT also includes cash not yet reinvested in UIL Holdings’ common stock.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.  The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2014 and 2013.

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2014
Mutual Funds:
Balanced funds	$34,329,571	$34,329,571	$-	$-
Bond funds	701,738	701,738	-	-
Growth funds	1,382,924	1,382,924	-	-
Index funds	1,696,266	1,696,266	-	-
Money market funds	1,381	1,381	-	-
	$38,111,880	$38,111,880	$-	$-

UIL Holdings Corporation Master Trust	$307,198	$307,198	$-	$-

Vanguard Retirement Savings Trust IV	$2,272,027	$-	$2,272,027	$-

Total	$40,691,105	$38,419,078	$2,272,027	$-

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2013
Mutual Funds:
Balanced funds	$34,137,385	$34,137,385	$-	$-
Bond funds	824,560	824,560	-	-
Growth funds	1,235,128	1,235,128	-	-
Index funds	1,419,192	1,419,192	-	-
Money market funds	567	567	-	-
	$37,616,832	$37,616,832	$-	$-

UIL Holdings Corporation Master Trust	$255,637	$255,637	$-	$-

Vanguard Retirement Savings Trust IV	$2,395,339	$-	$2,395,339	$-

Total	$40,267,808	$37,872,469	$2,395,339	$-

Fair value of investments in entities that use net asset value (NAV)

The following table summarizes the investments measured at fair value based on NAV per share as of December 31, 2014 and 2013:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

December 31, 2014

Vanguard Retirement Savings Trust IV	$2,272,027	None	Daily	None

December 31, 2013

Vanguard Retirement Savings Trust IV	$2,395,339	None	Daily	None

4.	Interest in the UIL Holdings MT:

Effective July 1, 2013, the Plan’s investment in UIL Holdings’ common stock, including cash not yet reinvested in UIL Holdings’ common stock, is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings.  The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

specifically allocable to the Plan (i.e. contributions, investment income, etc.).  The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2014 and 2013, the net assets of the UIL Holdings MT totaled $55,695,889 and $49,463,200, respectively.  The Plan’s interest in the net assets of the UIL Holdings MT totaled $307,198, or 0.6%, and $255,637, or 0.5% as of December 31, 2014 and 2013, respectively.

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2014:

2014
Additions
Investment income:
Interest and dividend income	$2,199,954
Net appreciation in fair value of investments	6,108,379
8,308,333

Contributions:
Employer contributions	3,298,989
Employee contributions	44,356
Rollover contributions	695,978
4,039,323

Total additions	12,347,656

Deductions
Payment of benefits	3,468,406
Participant loan withdrawals	773,985
Interfund transfers	1,871,409
Other	1,167
Total deductions	6,114,967

Net increase	6,232,689
Net assets available for plan benefits:
Beginning of year	49,463,200
End of year	$55,695,889

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

5.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013
Vanguard Target Retirement 2010 Fund	(1)	$2,192,761
Vanguard Target Retirement 2015 Fund	$4,111,472	$6,090,769
Vanguard Target Retirement 2020 Fund	$8,624,723	$7,873,334
Vanguard Target Retirement 2025 Fund	$5,266,530	$4,949,343
Vanguard Target Retirement 2030 Fund	$8,218,813	$7,363,161
Vanguard Target Retirement 2035 Fund	$2,592,706	$2,260,519
Vanguard Retirement Savings Trust IV	$2,272,027	$2,395,339

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$1,536,624
UIL Holdings Corporation Master Trust	34,584
$1,571,208

6.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.39% and 2.06% at December 31, 2014 and 2013, respectively.

The average yield for this fund was 2.30% and 1.98% for the years ended December 31, 2014 and 2013, respectively.  The average yield for this fund, adjusted to

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

reflect the actual interest rate credited to participants, was 1.89% and 1.56% for the years ended December 31, 2014 and 2013, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2014, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

7.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of UIL Holdings Corporation common stock.  VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

8.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 26, 2013 that the Plan was qualified under the Code Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2014 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2011.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

9.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

10.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for Plan benefits per the financial statements	$41,709,418	$41,191,743
Adjustment from contract value to fair value	67,674	65,016
Net assets available for Plan benefits per the Form 5500	$41,777,092	$41,256,759

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase in net assets available for Plan benefits per the financial statements	$517,675
Prior year adjustment from contract value to fair value	(65,016)
Current year adjustment from contract value to fair value	67,674
Net increase in net assets available for Plan benefits per the Form 5500	$520,333

11.	Nonexempt transactions:

During the year ended December 31, 2014, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to VFTC within six business days after the end of a payroll period.  However, for one period during, the Company’s remittance of employee contributions and participant loan repayments to their trustee in the amount of $38,277 was not made within six business days due to extenuating circumstances.  While employee contributions and participant loan repayments relating to these periods were remitted within the time period allowed per the Code, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

The Company is also in the process of making the necessary contributions to compensate  participants for lost investment earnings related to late remittances for the 2012 and 2013  plan years, which are not expected to be significant.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2014
Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

	Participant	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
	Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51

	2014

*	$38,277	$38,277	$-	$-	$-

	2013

*	$188,919	$188,919	$-	$-	$-

	2012

*	$132,663	132,663	$-	$-	$-

*	Includes Late Participant Loan Repayments.

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CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 006
Plan Sponsor: 06-0383860

As of December 31, 2014
Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	$254,486	$250,030
	TRP New America Growth Fund	Registered Investment Company	539,641	526,784
	Templeton Foreign Fund Advisor Shares	Registered Investment Company	135,488	125,110
*	Vanguard Extended Market Index Fund Inst'l Shares	Registered Investment Company	249,606	285,163
*	Vanguard Institutional Index Fund	Registered Investment Company	1,049,418	1,187,621
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	71,044	74,701
*	Vanguard Prime Money Market Fund	Registered Investment Company	1,381	1,381
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	2,204,353	2,272,027
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,769,388	1,875,513
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	3,831,327	4,111,472
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	7,760,370	8,624,723
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	4,683,720	5,266,530
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	7,270,915	8,218,813
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,292,303	2,592,706
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	564,671	635,744
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	309,076	339,334
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	261,829	286,676
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	59,754	62,634
*	Vanguard Target Retirement Income	Registered Investment Company	1,116,920	1,178,983
*	Vanguard Total Bond Market Index Fund Inst'l Shares	Registered Investment Company	444,183	451,708
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	250,180	223,482
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	624,170	622,804
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	649,611	656,329
	William Blair Funds: Value Discovery Fund Class I Shares	Registered Investment Company	489,719	513,639
*	UIL Holdings Corporation Master Trust	UIL Holdings Corporation Common Stock/Cash	268,434	307,198
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	1,009,033	1,009,033

Total investments and notes receivable from participants (held at end of year)			$38,161,020	$41,700,138

*	Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION
UNION EMPLOYEE SAVINGS PLAN

Date: June 17, 2015	By	/s/	Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala